                                                             File No: 69-352

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                   FORM U-3A-2

                      Statement by Holding Company Claiming
                 Exemption Under Rule U-3A-2 from the Provisions
                of the Public Utility Holding Company Act of 1935

                      For The Year Ended December 31, 1997



                              MCN ENERGY GROUP INC.

hereby files with the Securities and Exchange Commission (SEC), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (PUHCA of 1935), and submits the following information:


I.       NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF

         MCN ENERGY GROUP INC.: MCN Energy Group Inc. (MCN or the Corporation) is a diversified energy holding company with markets and investments throughout North America and in Asia. MCN is organized under the laws of the state of Michigan and has its principal executive offices at 500 Griswold Street, Detroit, Michigan 48226. The Corporation owns directly all of the outstanding common stock of Michigan Consolidated Gas Company (MichCon), Citizens Gas Fuel Company (Citizens), and MCN Investment Corporation (MCNIC). MCN's major business groups are Gas Distribution and Diversified Energy. Except where otherwise indicated, the companies set forth below are Michigan corporations located at 500 Griswold Street, Detroit, Michigan 48226.


                                GAS DISTRIBUTION

         MCN, through the following subsidiaries, operates the largest natural gas distribution and intrastate transmission system in Michigan and one of the largest in the United States.

A. MICHIGAN CONSOLIDATED GAS COMPANY (MichCon): MichCon is a public utility engaged in the distribution and transmission of natural gas in the state of Michigan. MichCon was organized in 1898 and, with its predecessors, has been in business for nearly 150 years. MichCon serves 1.2 million residential, commercial and industrial customers in the Detroit, Grand Rapids, Ann Arbor, Traverse City and Muskegon metropolitan areas and in various other communities throughout the state of Michigan. MichCon conducts substantially all of its business in the state of Michigan and is subject to the jurisdiction of the Michigan Public Service Commission (MPSC) as to various phases of its operations, including gas sales rates, service, and accounting. Except where otherwise indicated, the companies set forth below are wholly owned subsidiaries of MichCon.

         1. Michigan Consolidated Homes Limited Dividend Housing Corporation a/k/a MichCon Homes, a Delaware corporation, was sold on April 1, 1997. MichCon Homes operated a 130-unit, low and moderate income housing project in Detroit, Michigan.

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      2. MichCon Development Corporation, through its various partnership arrangements, is engaged in the design, construction and management of Harbortown, a residential and small commercial development constructed on a 39 acre parcel along the Detroit River in Detroit, Michigan.

      3. Blue Lake Holdings, Inc. (Blue Lake), holds a 25% interest in Blue Lake Gas Storage Company, a partnership that has converted a depleted natural gas field in northern Michigan into a 46 Bcf natural gas storage field which it now operates.

      4. MichCon Fuel Services Company markets natural gas as a vehicular fuel and markets energy to residential and commercial customers through a transportation brokerage pilot program.

      5. MichCon Pipeline Company, through the subsidiaries below, is engaged in pipeline projects.

         a. MichCon Gathering Company owns and operates the Antrim Expansion Pipeline.

         b. Saginaw Bay Pipeline Company is the 66% general partner in Saginaw Bay Area Limited Partnership, a partnership that operates a 126-mile pipeline which transports natural gas and natural gas liquids from reserves in east-central Michigan to natural gas processing plants in northern Michigan.

         c. Saginaw Bay Lateral Company is the 46% general partner in a partnership which owns and operates lateral pipelines interconnecting with the 126-mile pipeline previously described.

         d. Westside Pipeline Company invests in various pipeline assets in Michigan.

         e. Thunder Bay Gathering Company acquired the Thunder Bay Pipeline in December 1997. Thunder Bay Pipeline consists of 44 miles of gathering lines situated in Alpena and Alcona Counties in northeast Michigan.

         f. MichCon Lateral Company was formed in 1997 to own, operate and construct natural gas pipelines.

      6. Huron Pipeline Company was formed in 1996 to acquire an ownership interest in the ANR Link Pipeline, which transports natural gas to Canada through a pipeline owned by Niagara Gas Transmission Limited, a subsidiary of The Consumers Gas Co. Ltd.

         a. Huron Gas Services Company, formed in 1996, markets pipeline transportation services.

      7. Kalkaska Gas Storage Limited Partnership holds a 53.5% general partnership interest in the Cold Springs Gas Storage Limited Partnership in Kalkaska County, Michigan.

B. CITIZENS GAS FUEL COMPANY: Citizens is a public utility engaged in the distribution and transmission of natural gas. Citizens was organized in 1951 and, with its predecessors, has been in business for more than 140 years. Citizens serves approximately 14,000 residential, commercial and industrial customers in and around Adrian, Michigan. Citizens' principal executive offices are located at 127 N. Main Street, Adrian, Michigan 49221. Citizens conducts all of its business in the state of Michigan and its rates are set by the Adrian Gas Rate Commission. Other various phases of its operations are subject to the jurisdiction of the MPSC.




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C.       SOUTHERN MISSOURI GAS COMPANY: MCN has a 47.5% interest in Southern
         Missouri Gas Company, L.P. which is a public utility engaged in the distribution and transmission of natural gas. SMGC was organized in 1996 and, with its predecessors, has been in business since 1995. SMGC serves approximately 6,000 residential, commercial, and industrial customers in Southern Missouri. The principal executive offices of SMGC are located at 301 East 17th Street, Mountain Grove, Missouri 65711. SMGC conducts all of its business in the state of Missouri. Its rates and other various phases of its operations are subject to the jurisdiction of the Missouri Public Service Commission.


                               DIVERSIFIED ENERGY

D. MCN INVESTMENT CORPORATION (MCNIC): Organized in 1986, MCNIC is the holding company for MCN's various diversified energy subsidiaries. MCNIC, through its subsidiaries and joint ventures, engages in gas and oil exploration, development and production, provides gathering, processing and transmission services, engages in non-regulated energy marketing activities, invests in electric generation and distribution facilities, provides gas storage services and is involved in other energy-related businesses. Except where otherwise indicated, the companies set forth below are wholly owned subsidiaries of MCNIC.


         Exploration & Production

                    1. MCNIC Oil & Gas Company (MOG) is engaged in natural gas and oil exploration, development and production in the Midwest/Appalachia, Midcontinent/Gulf Coast and Western regions of the U.S. The following companies are direct subsidiaries of MOG:

                         a.       Elmira Antrim Company
                         b.       GeoTrend Exploration, Inc.
                         c.       Green Oak Development Company
                         d.       Green River Antrim Company
                         e.       Otsego Exploration Company, L.L.C.
                         f. MCNIC Enhanced Production, Inc. has a 75% interest in Otsego EOR, L.L.C.
                         g.       MCNIC Oil & Gas Midcontinent, Inc.
                         h. MCNIC Oil & Gas Canada, Inc. (a New Brunswick corporation)
                         i.       MCNIC Oil & Gas Properties, Inc.
                                  i.    SEM, a 50% joint venture, was
                                        established to buy and sell E & P
                                        Properties
                         j. MCNIC Oil & Gas Reid Properties, Inc. (a Delaware corporation)
                                  i.    Appalachian Methane, Inc., a Delaware
                                        corporation, holds a 50% interest
                                        in Buchanan Production Co., a Virginia
                                        general partnership.
                                  ii. Appalachian Operators, Inc., a Delaware corporation, holds a 50% interest in Buchanan Production Co., a Virginia general partnership.
                                  iii.  MCNIC Oakwood Gathering, Inc. (a
                                        Delaware corporation)
                         k.       MCNIC West Coast Company
                         l.       Warner Antrim Company
                         m.       MCNIC Oil & Gas CV Company
                         n.       Pageant Corporation

         Pipelines & Processing

              MCNIC's Pipelines & Processing businesses are involved in ventures that gather and transport natural gas from producing fields to processing plants and/or markets. This business also includes plants which process natural gas to remove CO2 and other impurities and recover natural gas liquids. Additionally this segment has an investment in a methanol production facility and other energy-related businesses.


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         2.       MCNIC Pipeline & Processing Company engages in
                  pipeline and processing projects through the following subsidiaries and partnerships.

                  a. MCNIC Offshore Pipeline & Processing Company holds a 33% interest in the Blue Dolphin System.
                  b.    MCNIC Michigan Holdings, Inc.
                        i. MCNIC CSG Pipeline Company holds a 50% interest in Cardinal States Gathering.
                        ii. Bagley Processing Company (47% partnership interest)
                        iii. Warner Treating Limited Liability Company (95% interest)
                        iv.   Terra-Westside Processing Company (85% interest)
                        v. ThunderBay Pipeline Company, L.L.C. (90% interest) holds 2 CO2 Processing Plants.
                  c. MCNIC East Coast Pipeline Company holds a 20% interest in the proposed Portland Natural Gas Transmission System.
                  d. MCNIC Jonah Pipeline Company holds a 33% partnership interest in Jonah Gas Gathering Company.
                  e. MCNIC Gulf Coast Gathering Company, holds a 1% general partnership interest in Copano Pipeline & Processing Group, L.P.
                  f. MCNIC Gulf Coast Limited, Inc., holds a 49% limited partnership interest in Copano Pipeline & Processing Group, L.P., and a 90% limited partnership interest in CFS/Upper Gulf Coast, L.P., Copano Pipelines/Upper
                        Gulf Coast, L.P., and CES/Upper Gulf Coast, L.P.
                  g. MCNIC Mobile Bay Pipeline Company holds a 34.6% interest in Dauphin Island Gathering Partners.
                  h. MCNIC Mobile Bay Processing Company holds a 42.8% interest in Mobile Bay Processing Partners.
                  i. MCNIC South Texas Gathering Company holds a 1% general partnership interest in each of CFS/Copano Bay, L.P., CFS/South Texas, L.P., CFS/Agua Dulce, L.P., CFS/Upper Gulf Coast, L.P. and CES/Upper Gulf Coast, L.P.
                  j. MCNIC Upper Gulf Coast Pipeline & Processing Company holds a 1% interest in Copano Pipeline/Upper Gulf Coast, L.P.
                  k. MCNIC General Methanol Company holds a 1% general partnership interest in Lyondell Methanol Company, L.P.
                  l. MCNIC Methanol Holdings Company holds a 24% limited partnership interest in Lyondell Methanol Company, L.P.
                  m. American Central Western Oklahoma Gas Company (40% interest)
                  n.    Crown Asphalt Ridge, L.L.C. (75% interest)
                  o.    Indiana Gathering, L.L.C. (69.5% interest)
                  p.    MCNIC East Texas Gathering Company holds a
                        39.9% limited partnership interest in American Central Eastern Texas Gas Company, L.P.
                  q. MCNIC East Texas Pipeline & Processing Company holds a 0.1% general partnership interest in American Central Eastern Texas Gas Company, L.P.
                  r. MCNIC CO2 Investment Company holds a 41.5% limited partnership interest in PSCO2, L.P., a CO2 pipeline project.
                  s. MCNIC Permian Basin Company holds a 0.99% general partnership interest in PSCO2, L.P.
                  t.    MCNIC Rodeo Gathering Inc.




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Energy Marketing, Gas Storage & Electric Power

        MCNIC's Energy Marketing, Gas Storage & Electric Power businesses pursue opportunities throughout North America and Asia, including energy marketing to large-volume customers, investing in electric generation and distribution facilities and providing gas storage services to affiliated marketing companies, other gas utilities, pipeline companies and large-volume gas users.

        3. CoEnergy Trading Company is engaged in the purchase and sale of natural gas to large-volume gas users and gas and electric utilities in Michigan, the Midwest, the eastern United States and Canada. CoEnergy Trading Company holds a 50% interest in the following:

             a. U.S. CoEnergy Services, a Wisconsin general partnership
             b. Torch CoEnergy, L.L.C.
             c. DTE-CoEnergy, L.L.C.

        4. CoEnergy Canadian Holdings, Ltd., a New Brunswick corporation, was formed to market and sell natural gas in Canada and the northeastern United States.

        5. CoEnergy Supply Company engages in the purchase and sale of natural gas, a portion of which is produced by subsidiaries of MCNIC Oil & Gas Company.

        6.   MCNIC Gas Storage Company

             a. South Romeo Gas Storage Company, a Michigan partnership in which
                MCNIC Gas Storage Company has a 50% interest, owns and operates the Washington 28 Gas Storage Field, a 10 Bcf storage field in southeastern Michigan which provides storage services to MCNIC's Energy Marketing and Electric Power operations. South Romeo Gas Storage Company holds a 33% interest in South Romeo Gas Storage Corporation.

             b. W-10 Holdings, Inc., holds a 50% interest in Washington 10
                Storage Partnership, a partnership that is developing and will operate the Washington 10 Storage Field, a 42 Bcf storage field in southeastern Michigan. Washington 10 Storage Partnership owns Washington 10 Storage Corporation.

             c. MCNIC Gas Storage Company, a subsidiary of MCNIC, sold its 25%
                interest in Blue Lake Gas Storage Company in December 1997.

             d. The Orchards Golf Limited Partnership, a Michigan partnership in which MCNIC Gas Storage Company has a 50% interest, developed, owns and operates a residential community and golf course on 520 acres of land above the South Romeo gas storage field in southeastern Michigan.

        7. MCNIC Power Company pursues domestic and international power generation related opportunities.

             a. CDC Ada, Inc., is a 99% limited partner in Ada Cogeneration
                Limited Partnership, which owns and operates a 30 megawatt natural gas-fueled cogeneration facility in western Michigan.

             b. MCNIC Ada GP, Inc., was formed in 1996 and holds a 1% general partnership interest in the Ada Cogeneration Limited
                Partnership.

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

        c. Ludington Cogeneration Co. is the 1% general partner in Michigan Power L.P., a joint venture that built and operates a 123 megawatt natural gas-fueled cogeneration plant in western Michigan.

        d. Ludington Cogeneration Holdings, Ltd. is a 49% limited partner in the 123 megawatt cogeneration plant mentioned above.

        e. Summit Computing, Inc., a Delaware corporation, holds a 99% limited partnership interest in Source Midland Limited Partnership. Source Midland Limited Partnership has an 18.125% general partnership interest in the Midland Cogeneration Venture Limited Partnership.

        f. Source Cogeneration Company, a Delaware corporation, holds a 1% general partnership interest in Source Midland Limited Partnership.

        g. Mobile Bay Energy, L.L.C. is constructing a 40 megawatt cogeneration facility in Alabama (50% interest).

                                      Other


   8. MCNIC International Holdings and MCNIC-GP International Holdings, each of Grand Cayman, Cayman Islands, hold a 99% and 1% interest, respectively, in IG-ONE LTD of Port-Louis, Mauritius. IG-ONE LTD. has a 40 percent interest in Torrent Power Limited, a joint venture with Torrent Group of Ahmedabad, India. The joint venture will be involved in the electric generation and distribution business in western India. IG -ONE LTD. also holds ownership interests in other power generation projects in India.

   9. MCNIC Nepal Limited holds a 65% ownership interest in a 36 megawatt hydroelectric power project in Nepal.

   10. MCNIC Colombia Holdings was formed to be the shareholder of MCNIC Colombia International, which holds a 40% interest in an urea processing plant in Colombia.

   11. Bridgewater Holdings, Inc. holds a limited partnership interest in Bridgewater Place, a Grand Rapids, Michigan office building.

   12. Combustion Concepts, Inc., holds patents for the development of pressurized combustion technologies which provide increased fuel efficiency, heat uniformity and compactness of equipment.

E. MCN MICHIGAN LIMITED PARTNERSHIP (MCN Michigan): MCN is the 1% general partner in MCN Michigan, a Michigan limited partnership. MCN Michigan exists for the sole purpose of issuing its limited partnership interests to the public in the form of preferred securities and investing the proceeds thereof in debt securities of MCN.

F. MCN FINANCING I: MCN is the sole owner of MCN Financing I, a Delaware Business Trust. MCN Financing I exists for the sole purpose of issuing preferred securities to the public and lending the gross proceeds thereof to MCN in exchange for MCN's Junior Subordinated Debentures.

G. MCN FINANCING II: MCN is the sole owner of MCN Financing II, a Delaware Business Trust. MCN Financing II exists for the sole purpose of issuing preferred securities and lending the gross proceeds thereof to MCN.


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

H. MCN FINANCING III: MCN is the sole owner of MCN Financing III, a Delaware Business Trust. MCN Financing III exists for the sole purpose of issuing preferred securities to the public and lending the gross proceeds thereof to MCN in exchange for MCN's Junior Subordinated Debentures.

I. MCN FINANCING IV: MCN is the sole owner of MCN Financing IV, a Delaware Business Trust. MCN Financing IV exists for the sole purpose of issuing preferred securities and lending the gross proceeds thereof to MCN.

J. MCN FINANCING V: MCN is the sole owner of MCN Financing V, a Delaware Business Trust. MCN Financing V exists for the sole purpose of issuing preferred securities and lending the gross proceeds thereof to MCN in exchange for MCN's Junior Subordinated Debentures.

K. MCN FINANCING VI: MCN is the sole owner of MCN Financing VI, a Delaware Business Trust. MCN Financing VI exists for the sole purpose of issuing preferred securities and lending the gross proceeds thereof to MCN in exchange for MCN's Junior Subordinated Debentures.

II.   PUBLIC UTILITY PROPERTIES

A. MichCon owns the following integrated distribution, transmission, production and storage properties and facilities, all of which properties are located in the state of Michigan.

          At December 31, 1997, MichCon's distribution system included 16,537 miles of distribution mains, 1,076,212 service lines and 1,190,314 active meters. MichCon owns 2,549 miles of transmission and production lines which deliver natural gas to the distribution districts and interconnect its storage fields with the sources of supply and the market areas. MichCon's compressor facilities related to transmission and production have a total rated capacity of 28,300 horsepower and 4,105 horsepower, respectively. Properties relating to five underground natural gas storage fields with an aggregate working gas storage capacity of approximately 130 Bcf consist principally of 416 gas storage wells (82 of which are observation wells), 113 miles of field lines, dehydration plants and compressor facilities with a total rated capacity of 71,000 horsepower. MichCon also owns district office buildings, service buildings and gas receiving and metering stations. In January 1998, MichCon purchased its principal office building in Detroit, The Guardian Building, ending its long-term capital lease obligation. MichCon occupies its principal office building in Grand Rapids under a long-term
      lease. Portions of these   buildings are subleased to affiliates and
      others.

B. Citizens owns the following properties, all of which are located in Michigan.

          At December 31, 1997, Citizens' distribution system included 455 miles of distribution mains, 13,532 service lines, and 14,493 active meters. Citizens owns all of its properties used in the conduct of the utility business. Included are a two story office building and a one story service center.

C.    SMGC owns the following properties, all of which are located in Missouri.

          At December 31, 1997, SMGC's distribution system included 317 miles of distribution mains, 7,756 service lines, and 6,051 active meters. SMGC owns 124 miles of transmission lines and metering stations which deliver natural gas to the various cities it serves. SMGC leases its office/service center.




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

III. PUBLIC UTILITY DISTRIBUTION AND PURCHASE OF NATURAL GAS

A. During the year ended December 31, 1997, MichCon distributed and purchased the following volumes of natural gas:

   1. 205,760,000 Mcf of natural gas was distributed at retail within the state of Michigan. Also, 144,538,000 Mcf of natural gas was distributed at retail under transportation contracts within the state of Michigan.

   2. No volumes of natural gas were distributed at retail outside the state of Michigan.

   3. No volumes of natural gas were distributed at wholesale outside the state of Michigan.

   4. 130,887,000 Mcf of natural gas was purchased from various suppliers outside of the state of Michigan. These volumes were transported by interstate pipeline suppliers to points of delivery within the state of Michigan.

B. During the year ended December 31, 1997, Citizens distributed and purchased the following volumes of natural gas:

   1. 3,262,000 Mcf of natural gas was distributed at retail within the state of Michigan and 208,000 Mcf of natural gas was distributed at retail under transportation contracts within the state of Michigan.

   2. No volumes of natural gas were distributed at retail outside the state of Michigan.

   3. No volumes of natural gas were distributed at wholesale outside the state of Michigan.

   4.  No volumes of natural gas were purchased outside the state of Michigan.


C. During the year ended December 31, 1997, SMGC distributed and purchased the following volumes of natural gas:

   1. 736,000 Mcf of natural gas was distributed at retail within the state of Missouri and 239,000 Mcf of natural gas was distributed at retail under transportation contracts within the state of Missouri.

   2. No volumes of natural gas were distributed at retail outside the state of Missouri.

   3. No volumes of natural gas were distributed at wholesale outside the state of Missouri.

   4. 735,000 Mcf of natural gas was purchased from suppliers outside the state of Missouri. These volumes were transported by Williams Natural Gas Company to a point of delivery within the state of Missouri.





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IV. INTEREST IN EXEMPT WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

                             EXEMPT WHOLESALE GENERATORS

                  None.
                             FOREIGN UTILITY COMPANIES

A.  BHOTE KOSHI POWER COMPANY PRIVATE LIMITED (BKPC)

    1. BKPC is a 36 megawatt hydroelectric power project currently being developed and constructed in the Sindhupalchok District of Nepal, at KHA 1-960 Kalimati, Tahachal Kathmandu, Nepal.

    2. Panda of Nepal owns 75% of the issued shares of Bhote Koshi Power Company Private Limited. Panda Bhote Koshi, a Cayman Islands exempted company, wholly-owns Panda of Nepal. MCNIC Nepal Limited owns 100% of the Class B Capital Stock of Panda Bhote Koshi.

    3. As of December 31, 1997, MCN has a $3.8 million equity investment in BKPC.

    4. Capitalization and earnings information unavailable.

    5. There are no service, sales or construction contracts between BKPC and MCN or an affiliate of MCN.

B.  THE SURAT ELECTRICITY COMPANY LIMITED (SEC)

    1. SEC is an electricity distributing company that purchases power from the State of Gujarat Electricity Board and distributes it to the City of Surat, India. Power is received at eight receiving stations, with a transmission system consisting of approximately 512 kilometers of high tension mains and approximately 1,593 kilometers of low tension mains. SEC's principal business address is at Station Road Surat-395 003, India.

    2. Torrent Power Limited (TPL), a joint venture with the Torrent Group of Ahmedabad,is a public company incorporated with liability under The Companies Act, India with a 43% interest in The Surat Electricity Company Limited. IG-ONE LTD. of Port-Louis, Mauritius owns a 40% interest in TPL.

    3. As of December 31, 1997, MCN has a $108 million equity investment in TPL.

    4. Capitalization and earnings information unavailable.

    5. There are no service, sales or construction contracts between SEC and MCN or an affiliate of MCN.

C.  GUJARAT TORRENT ENERGY CORPORATION LIMITED (GTEC)

    1. GTEC is a 655 megawatt gas/naptha power plant currently under construction in Bharuch, India. GTEC's principal business address is at Ashram Road Ahmedabad-380 009, India.

    2. Torrent Power Limited (TPL) owns approximately 42% of GTEC. IG-ONE LTD., through its 40% ownership in TPL, maintains an interest in Gujarat Torrent Energy Corporation Limited.

    3. As of December 31, 1997, MCN has a $108 million equity investment in TPL.

    4. Capitalization and earnings information unavailable.

    5. There are no service, sales or construction contracts between GTEC and MCN or an affiliate of MCN.



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

D.  THE AHMEDABAD ELECTRICITY COMPANY LIMITED (AEC)

    1. AEC currently owns five generating plants in the State of Gujarat in India with a combined installed capacity of 550 megawatts. Of these plants, four are located at Sabarmati in Ahmedabad, Gujarat and consist of one 120 megawatt unit and three 110 megawatt coal-fired units. In addition, AEC owns a 100 megawatt combined cycle, gas/naptha fired plant at Vatwa, near Ahmedabad. AEC's transmission system consists of approximately 2,329 kilometers of high tension mains and approximately 7,585 kilometers of low tension mains. AEC's principal business address is at Bhadra Lal Darwaja Ahmedabad-380 001, India.

    2. Torrent Power Limited (TPL) owns approximately 37% of AEC. IG-ONE LTD., through its 40% ownership in TPL maintains an interest in The
       Ahmedabad Electricity Company Limited.

    3. As of December 31, 1997, MCN has a $108 million equity investment in TPL.

    4. Capitalization and earnings information unavailable.

    5. There are no service, sales or construction contracts between AEC and MCN or an affiliate of MCN.





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

                                    EXHIBITS



   Exhibit A - Attached hereto as Exhibit A are the unaudited Consolidating
               Statements of Income for the year ended December 31, 1997 and Consolidating Statements of Financial Position as of December 31, 1997, for MCN Energy Group Inc., MCNIC and the Gas Services segment of MCNIC.

   Exhibit B - Attached hereto as Exhibit B is the unaudited Financial Data
               Schedule summarizing certain financial information for MCN Energy Group Inc.

   Exhibit C - Corporate Structure, Exempt Wholesale Generators and Foreign
               Utility Companies

               See Items IV.A.2., IV.B.2., IV.C.2, and IV.D.2.



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






                                  SIGNATURES

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 1997.

                                            MCN ENERGY GROUP INC.


                                            By: /s/ Harold Gardner
                                                     Harold Gardner
                                              Vice President, Controller and
                                                 Chief Accounting Officer


CORPORATE SEAL:




Attest:



     /s/ Daniel L. Schiffer
         Daniel L. Schiffer
Senior Vice President,
General Counsel and Secretary




Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Daniel L. Schiffer
Senior Vice President,
General Counsel and Secretary

MCN Energy Group Inc.
500 Griswold Street
Detroit, Michigan  48226

                                                                       EXHIBIT A

                              MCN ENERGY GROUP INC.
                           CONSOLIDATING BALANCE SHEET
                                 (IN THOUSANDS)
                             AS OF DECEMBER 31, 1997
                                   (UNAUDITED)

                                                                                                  FINANCING         MCNIC
                                                     MCN           MICHCON         CITIZENS       COMPANIES        CONSOL.
                                                ----------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents
     at cost (which approximates market value)  $     5,124      $    14,353      $      22      $       --     $    25,119
Accounts receivable                                  14,249          210,677          1,566              --         240,867
Allowance for doubtful accounts                          --          (15,015)           (75)             --            (621)
Accrued unbilled revenues                                --           91,896          1,114              --              --
Gas in inventory                                         --           40,201             --              --          16,576
Property taxes assessed applicable to
     future periods                                     187           64,827             29              --           2,835
Accrued gas cost recovery revenues                       --           12,862             --              --              --
Other                                                 2,676           33,361            508           1,130          17,612
                                                ----------------------------------------------------------------------------

                                                     22,236          453,162          3,164           1,130         302,388
                                                ----------------------------------------------------------------------------

DEFERRED CHARGES AND OTHER ASSETS
Investment in debt and equity securities                 --           35,110             --              --          62,060
Deferred swap losses and receivables                     --               --             --              --          51,023
Deferred postretirement benefit costs                   651               --             --              --              --
Deferred environmental costs                             --           27,699          2,535              --              --
Prepaid benefit costs                                (3,418)          85,790             --              --              --
Other                                                 4,503           46,972          2,983         526,101          34,287
                                                ----------------------------------------------------------------------------

                                                      1,736          195,571          5,518         526,101         147,370
                                                ----------------------------------------------------------------------------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                    1,671,034           19,643             --              --         528,492
                                                ----------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST               14,836        2,790,352         23,082              --       1,358,504
Less: Accumulated depreciation and depletion          4,615        1,322,392          8,336              --         152,707
                                                ----------------------------------------------------------------------------

                                                     10,221        1,467,960         14,746              --       1,205,797
                                                ----------------------------------------------------------------------------

                                                $ 1,705,227      $ 2,136,336     $   23,428      $  527,231     $ 2,184,047
                                                ============================================================================



                                                    ELIM. &           MCN
                                                   RECLASSES        CONSOL.
                                                ------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents
     at cost (which approximates market value)    $    (5,123)     $    39,495
Accounts receivable                                   (47,200)         420,159
Allowance for doubtful accounts                            --          (15,711)
Accrued unbilled revenues                                  --           93,010
Gas in inventory                                           --           56,777
Property taxes assessed applicable to
     future periods                                         1           67,879
Accrued gas cost recovery revenues                         --           12,862
Other                                                  (1,198)          54,089
                                                ------------------------------

                                                      (53,520)         728,560
                                                ------------------------------

DEFERRED CHARGES AND OTHER ASSETS
Investment in debt and equity securities                  351           97,521
Deferred swap losses and receivables                       --           51,023
Deferred postretirement benefit costs                      --              651
Deferred environmental costs                               --           30,234
Prepaid benefit costs                                  (2,130)          80,242
Other                                                (529,316)          85,530
                                                ------------------------------

                                                     (531,095)         345,201
                                                ------------------------------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                     (1,662,193)         556,976
                                                ------------------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST                     --        4,186,774
Less: Accumulated depreciation and depletion               --        1,488,050
                                                ------------------------------

                                                           --        2,698,724
                                                ------------------------------

                                                  $(2,246,808)   $   4,329,461
                                                ==============================


                              MCN ENERGY GROUP INC.
                           CONSOLIDATING BALANCE SHEET
                                 (IN THOUSANDS)
                             AS OF DECEMBER 31, 1997
                                   (UNAUDITED)

                                                                                                       FINANCING         MCNIC
                                                            MCN           MICHCON      CITIZENS        COMPANIES        CONSOL.
                                                       ----------------------------------------------------------------------------

LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable                                       $     2,919       $  130,267      $  1,760    $       --      $   238,952
Notes payable                                                   --          241,691         5,182            --          163,113
Current portion of long-term debt and capital
     lease obligations                                          --           34,956           365            --            1,557
Federal income, property and other taxes
     payable                                                   158           78,630           243            --           12,681
Customer deposits                                               --           16,363            19            --               --
Other                                                       11,936           67,780         1,100         1,131           29,198
                                                     ------------------------------------------------------------------------------

                                                            15,013          569,687         8,669         1,131          445,501
                                                     ------------------------------------------------------------------------------

DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes                           (5,860)          83,905         1,218            --           73,874
Unamortized investment tax credit                               --           32,745           301            --               --
Tax benefits amortizable to customers                           --          122,922           443            --               --
Deferred swap gains and payables                                --               --            --            --           41,717
Accrued environmental costs                                     --           32,000         3,000            --               --
Minority interest                                               --           17,283            --            --            1,905
Other                                                      535,526           44,663         1,364            --           16,586
                                                     ------------------------------------------------------------------------------

                                                           529,666          333,518         6,326            --          134,082
                                                     ------------------------------------------------------------------------------

CAPITALIZATION
Long-term debt, including capital lease obligations             --          617,107            --            --          595,457
Redeemable preferred securities of subsidiaries                 --               --            --       505,103               --
Common shareholders' equity                              1,160,548          616,024         8,433        20,997        1,009,007
                                                     ------------------------------------------------------------------------------

                                                         1,160,548        1,233,131         8,433       526,100        1,604,464
                                                     ------------------------------------------------------------------------------

                                                       $ 1,705,227       $2,136,336      $ 23,428    $  527,231      $ 2,184,047
                                                     ==============================================================================




                                                           ELIM. &            MCN
                                                          RECLASSES         CONSOL.
                                                       -------------------------------

LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES

Accounts payable                                        $   (47,142)      $  326,756
Notes payable                                                (8,260)         401,726
Current portion of long-term debt and capital
     lease obligations                                           --           36,878
Federal income, property and other taxes
     payable                                                     --           91,712
Customer deposits                                                --           16,382
Other                                                        (1,198)         109,947
                                                       -----------------------------

                                                            (56,600)         983,401
                                                       -----------------------------

DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes                                22          153,159
Unamortized investment tax credit                                --           33,046
Tax benefits amortizable to customers                            --          123,365
Deferred swap gains and payables                                 --           41,717
Accrued environmental costs                                      --           35,000
Minority interest                                                --           19,188
Other                                                      (528,250)          69,889
                                                       -----------------------------

                                                           (528,228)         475,364
                                                       -----------------------------

CAPITALIZATION
Long-term debt, including capital lease obligations              --        1,212,564
Redeemable preferred securities of subsidiaries                   1          505,104
Common shareholders' equity                              (1,661,981)       1,153,028
                                                       -----------------------------

                                                         (1,661,980)       2,870,696
                                                       -----------------------------

                                                        $(2,246,808)      $4,329,461
                                                       =============================

                            MCN ENERGY GROUP INC.
                        CONSOLIDATING INCOME STATEMENT
                                (IN THOUSANDS)
                     FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (UNAUDITED)


                                                                                                             BLUE LAKE   FINANCING
                                                             MCN             MICHCON         CITIZENS        HOLDINGS    COMPANIES
                                                         --------------------------------------------------------------------------

OPERATING REVENUES
Gas and oil sales                                        $        --       $ 1,062,794       $ 17,309       $    --    $      --
Transportation                                                    --           139,737            233            --           --
Other                                                             --            51,148             65            --           --
                                                         --------------------------------------------------------------------------

                                                                  --         1,253,679         17,607            --           --
                                                         --------------------------------------------------------------------------

OPERATING EXPENSES
Cost of gas                                                       --           632,229          9,749            --           --
Operation and maintenance                                     (1,826)          282,640          4,104            --            3
Depreciation, depletion and amortization                       1,545           103,703            734            --           --
Property and other taxes                                       1,117            60,744            562            --           --
                                                         --------------------------------------------------------------------------

                                                                 836         1,079,316         15,149            --            3
                                                         --------------------------------------------------------------------------

OPERATING INCOME (LOSS)                                         (836)          174,363          2,458            --           (3)
                                                         --------------------------------------------------------------------------

EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES        142,567             1,199             --         4,397           --
                                                         --------------------------------------------------------------------------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                                1,204             4,659             76            --       31,865
Interest on long-term debt                                       441           (45,526)           (33)           --           --
Other interest expense                                          (951)           (8,664)          (302)           --           --
Dividends on preferred securities of subsidiaries                 --                --             --            --           --
Gains related to DIGP                                             --                --             --            --           --
Other                                                            284            (1,346)             2            --           --
                                                         --------------------------------------------------------------------------

                                                                 978           (50,877)          (257)           --       31,865
                                                         --------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                                   142,709           124,685          2,201         4,397       31,862
INCOME TAX PROVISION                                             403            45,665            631         1,539           --
                                                         --------------------------------------------------------------------------

NET INCOME                                               $   142,306       $    79,020       $  1,570       $ 2,858    $  31,862
                                                         ==========================================================================




                                                             MCNIC          ELIM. &            MCN
                                                            CONSOL.        RECLASSES         CONSOL.
                                                         -----------------------------------------------

OPERATING REVENUES
Gas and oil sales                                        $  933,861       $       454       $ 2,014,418
Transportation                                                  526           (10,543)          129,953
Other                                                        16,882            (4,599)           63,496
                                                         ----------------------------------------------

                                                            951,269           (14,688)        2,207,867
                                                         ----------------------------------------------

OPERATING EXPENSES
Cost of gas                                                 689,182           (10,090)        1,321,070
Operation and maintenance                                   113,018            (4,598)          393,341
Depreciation, depletion and amortization                     75,630                --           181,612
Property and other taxes                                     13,068                --            75,491
                                                         ----------------------------------------------

                                                            890,898           (14,688)        1,971,514
                                                         ----------------------------------------------

OPERATING INCOME (LOSS)                                      60,371                --           236,353
                                                         ----------------------------------------------

EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES        52,356          (144,860)           55,659
                                                         ----------------------------------------------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                               6,378           (33,016)           11,166
Interest on long-term debt                                  (30,052)               --           (75,170)
Other interest expense                                      (34,382)           33,016           (11,283)
Dividends on preferred securities of subsidiaries                --           (31,090)          (31,090)
Gains related to DIGP                                         2,398                --             2,398
Other                                                         7,669              (212)            6,397
                                                         ----------------------------------------------

                                                            (47,989)          (31,302)          (97,582)
                                                         ----------------------------------------------

INCOME BEFORE INCOME TAXES                                   64,738          (176,162)          194,430
INCOME TAX PROVISION                                          3,886                --            52,124
                                                         ----------------------------------------------

NET INCOME                                               $   60,852       $  (176,162)      $   142,306
                                                         ==============================================


                            MCN ENERGY GROUP, INC.
                          MCN INVESTMENT CORPORATION
                          CONSOLIDATING BALANCE SHEET
                                (IN THOUSANDS)
                            AS OF DECEMBER 31, 1997
                                  (UNAUDITED)



                                                                                                          Combustion
                                                                          MCNIC          Bridgewater       Concepts
                                                                    ------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents
   at cost (which approximates market value)                             $   609,241         $     26             $ 17
Accounts receivable                                                           19,798                -                -
Allowance for doubtful accounts                                                    -                -                -
Gas in inventory                                                                   -                -                -
Property taxes assessed applicable to
   future periods                                                                  -                5                -
Other                                                                          4,294                -                -
                                                                    ------------------------------------------------------

                                                                             633,333               31               17
                                                                    ------------------------------------------------------
DEFERRED CHARGES AND OTHER ASSETS
Investment in debt and equity securities                                      45,998                -                -
Deferred swap losses and receivables                                               -                -                -
Other                                                                          7,572               73               71
                                                                    ------------------------------------------------------

                                                                              53,570               73               71
                                                                    ------------------------------------------------------

INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                                            1,027,219                -                -
                                                                    ------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST                                         1,115              984                -
Less: Accumulated depreciation and depletion                                      36                -                -
                                                                    ------------------------------------------------------

                                                                               1,079              984                -
                                                                    ------------------------------------------------------

                                                                         $ 1,715,201         $  1,088             $ 88
                                                                    ======================================================

                                                                        TOTAL
                                                                         GAS             ELIM. &           MCNIC
                                                                       SERVICES         RECLASSES         CONSOL.
                                                                   ----------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents
   at cost (which approximates market value)                            $ 46,944             $ (631,109)       $   25,119
Accounts receivable                                                      252,480                (31,411)          240,867
Allowance for doubtful accounts                                             (621)                     -              (621)
Gas in inventory                                                          18,960                 (2,384)           16,576
Property taxes assessed applicable to
   future periods                                                          2,830                      -             2,835
Other                                                                     10,316                  3,002            17,612
                                                                   -------------------------------------------------------

                                                                         330,909               (661,902)          302,388
                                                                   -------------------------------------------------------

DEFERRED CHARGES AND OTHER ASSETS
Investment in debt and equity securities                                   4,294                 11,768            62,060
Deferred swap losses and receivables                                      51,023                      -            51,023
Other                                                                    114,437                (87,866)           34,287
                                                                   ------------------------------------------------------

                                                                         169,754                (76,098)          147,370
                                                                   ------------------------------------------------------

INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                                          528,117             (1,026,844)          528,492
                                                                   ------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST                                 1,356,404                      1         1,358,504
Less: Accumulated depreciation and depletion                             152,671                      -           152,707
                                                                   ------------------------------------------------------

                                                                       1,203,733                      1         1,205,797
                                                                   ------------------------------------------------------
                                                                      $2,232,513             $1,764,843        $2,184,047
                                                                   ======================================================


                             MCN ENERGY GROUP INC.
                          MCN INVESTMENT CORPORATION
                          CONSOLIDATING BALANCE SHEET
                                (IN THOUSANDS)
                            AS OF DECEMBER 31, 1997
                                  (UNAUDITED)

                                                                                                   TOTAL
                                                                                     COMBUSTION     GAS
                                                       MCNIC         BRIDGEWATER     CONCEPTS     SERVICES
                                                       ----------------------------------------------------
 LIABILITIES AND CAPITALIZATION

 CURRENT LIABILITIES
 Accounts payable                                      $    11,180    $     4        $  1       $   249,589
 Notes payable                                              85,040          -           -           620,964
 Current portion of long-term debt, capital lease
      obligations and redeemable cumulative
      preferred securities                                  90,358          -           -             1,557
 Federal income, property and other taxes
      payable                                                2,580        217          27             9,857
 Other                                                      17,330          -           -             5,260
                                                       ----------------------------------------------------

                                                           206,488        221          28           887,227
                                                       ----------------------------------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES
 Accumulated deferred income taxes                           3,602        557           2           154,770
 Deferred swap gains and payables                                -          -           -            41,717
 Minority interest                                               -          -           -             1,905
 Other                                                       8,584          -          36            14,388
                                                       ----------------------------------------------------

                                                            12,186        557          38           212,780
                                                       ----------------------------------------------------

 CAPITALIZATION
 Long-term debt, including capital lease obligations       480,000          -           -           115,457
 Common shareholders' equity                             1,016,527        310          22         1,017,049
                                                       ----------------------------------------------------

                                                         1,496,527        310          22         1,132,506
                                                       ----------------------------------------------------

                                                       $ 1,715,201    $ 1,088        $ 88       $ 2,232,513
                                                       ====================================================


                                                       ELIM. &           MCNIC
                                                       RECLASSES         CONSOL.
                                                       ----------------------------
 LIABILITIES AND CAPITALIZATION

 CURRENT LIABILITIES
 Accounts payable                                      $     (21,822)    $  238,952
 Notes payable                                              (542,891)       163,113
 Current portion of long-term debt, capital lease
      obligations and redeemable cumulative
      preferred securities                                   (90,358)         1,557
 Federal income, property and other taxes
      payable                                                      -         12,681
 Other                                                         6,608         29,198
                                                       ----------------------------

                                                            (648,463)       445,501
                                                       ----------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES
 Accumulated deferred income taxes                           (85,057)        73,874
 Deferred swap gains and payables                                  -         41,717
 Minority interest                                                 -          1,905
 Other                                                        (6,422)        16,586
                                                       ----------------------------

                                                             (91,479)       134,082
                                                       ----------------------------

 CAPITALIZATION
 Long-term debt, including capital lease obligations               -        595,457
 Common shareholders' equity                              (1,024,901)     1,009,007
                                                       ----------------------------

                                                          (1,024,901)     1,604,464
                                                       ----------------------------

                                                       $  (1,764,843)    $2,184,047
                                                       ============================



                            MCN ENERGY GROUP INC.
                          MCN INVESTMENT CORPORATION
                        CONSOLIDATING INCOME STATEMENT
                                (IN THOUSANDS)
                     FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (UNAUDITED)



                                                                                                          COMBUSTION
                                                                          MCNIC        BRIDGEWATER         CONCEPTS
                                                                    ------------------------------------------------
 OPERATING REVENUES
 Gas and oil sales                                                     $       -        $       -         $       -
 Transportation                                                                -                -                 -
 Other                                                                         -                -                 -
                                                                    ------------------------------------------------

                                                                               -                -                 -
                                                                    ------------------------------------------------

 OPERATING EXPENSES
 Cost of gas                                                                   -                -                 -
 Operation and maintenance                                                 3,272                -                14
 Depreciation, depletion and amortization                                   (325)               -                 -
 Property and other taxes                                                    625                8                 1
                                                                    ------------------------------------------------

                                                                           3,572                8                15
                                                                    ------------------------------------------------

 OPERATING INCOME (LOSS)                                                  (3,572)              (8)              (15)
                                                                    ------------------------------------------------

 EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES                    83,147                -                 -
                                                                    ------------------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                          35,998                -                 -
 Interest on long-term debt                                              (34,460)               -                 -
 Other interest expense                                                  (34,995)               -                 -
 Gains related to DIGP                                                         -                -                 -
 Other                                                                     1,547                -                 9
                                                                    ------------------------------------------------

                                                                         (31,910)               -                 9
                                                                    ------------------------------------------------

 INCOME (LOSS) BEFORE INCOME TAXES                                        47,665               (8)               (6)

 INCOME TAX PROVISION (BENEFIT)                                          (13,187)             (14)               (6)
                                                                    ------------------------------------------------

 NET INCOME                                                            $  60,852        $       6         $       -
                                                                    ================================================


                                                                        TOTAL
                                                                         GAS             ELIM. &           MCNIC
                                                                       SERVICES         RECLASSES         CONSOL.
                                                                    ------------------------------------------------
 OPERATING REVENUES
 Gas and oil sales                                                     $ 933,861        $       -         $ 933,861
 Transportation                                                              526                -               526
 Other                                                                    16,882                -            16,882
                                                                    ------------------------------------------------

                                                                         951,269                -           951,269
                                                                    ------------------------------------------------

 OPERATING EXPENSES
 Cost of gas                                                             689,182                -           689,182
 Operation and maintenance                                               109,732                -           113,018
 Depreciation, depletion and amortization                                 75,955                -            75,630
 Property and other taxes                                                 12,434                -            13,068
                                                                    ------------------------------------------------

                                                                         887,303                -           890,898
                                                                    ------------------------------------------------

 OPERATING INCOME (LOSS)                                                  63,966                -            60,371
                                                                    ------------------------------------------------

 EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES                    52,356          (83,147)           52,356
                                                                    ------------------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                           2,879          (32,499)            6,378
 Interest on long-term debt                                                4,407                1           (30,052)
 Other interest expense                                                  (31,865)          32,478           (34,382)
 Gains related to DIGP                                                     2,398                -             2,398
 Other                                                                     6,084               29             7,669
                                                                    ------------------------------------------------

                                                                         (16,097)               9           (47,989)
                                                                    ------------------------------------------------

 INCOME (LOSS) BEFORE INCOME TAXES                                       100,225          (83,138)           64,738

 INCOME TAX PROVISION (BENEFIT)                                           17,093                -             3,886
                                                                    ------------------------------------------------

 NET INCOME                                                             $ 83,132        $ (83,138)        $  60,852
                                                                    ================================================

                             MCN ENERGY GROUP INC.
                                 GAS SERVICES
                          CONSOLIDATING BALANCE SHEET
                                (IN THOUSANDS)
                            AS OF DECEMBER 31, 1997
                                  (UNAUDITED)



                                                                                                         MCNIC          STORAGE
                                                         COENERGY       COENERGY        COENERGY        POWER           DEVEL.
                                                         CANADIAN        TRADING       SUPPLY CO.       CONSOL.         CONSOL.
                                                       -------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and temporary cash investments
     at cost (which approximates market value)         $ 1,903         $  4,229        $ 12,077         $ 13,703         $ 5,990
Accounts receivable                                          -          160,142           7,934           13,893          20,314
Allowance for doubtful account                               -             (621)              -                -               -
Gas in inventory                                             -           17,511               -            1,449               -
Property taxes assessed applicable to
     future periods                                          -                -               -                -               -
Other                                                        -            3,295              52              156              11
                                                       -------------------------------------------------------------------------

                                                         1,903          184,556          20,063           29,201          26,315
                                                       -------------------------------------------------------------------------

DEFERRED cHARGES AND OTHER ASSETS
Investment in debt and equity securities                     -               42               -             (145)          1,330
Deferred swap losses and receivables                         -           51,023               -                -               -
Other                                                        5           12,669               -           18,974           1,569
                                                       -------------------------------------------------------------------------

                                                             5           63,734               -           18,829           2,899
                                                       -------------------------------------------------------------------------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                               -            4,349               -           74,606          19,514
                                                       -------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST                       -            3,207               -            6,847              12
Less: Accumulated depreciation and depletion                 -              893               -                3               -
                                                       -------------------------------------------------------------------------

                                                             -            2,314               -            6,844              12
                                                       -------------------------------------------------------------------------
                                                       $ 1,908         $254,953        $ 20,063         $129,480         $48,740
                                                       =========================================================================

                                                                                           MCNIC
                                                                                         PIPELINE &
                                                           INT'L           MCNIC         PROCESSING                   TOTAL
                                                          SERVICES       OIL & GAS         GROUP,                      GAS
                                                           CONSOL.        CONSOL.          CONSOL.         ELIM.     SERVICES
                                                      --------------------------------------------------------------------------
 Assets

 CURRENT ASSETS
 Cash and temporary cash investments
      at cost (which approximates market value)       $        -     $    8,839        $    203         $      -      $   46,944
 Accounts receivable                                           -         53,674          15,584          (19,061)        252,480
 Allowance for doubtful account                                -              -               -                -            (621)
 Gas in inventory                                              -              -               -                -          18,960
 Property taxes assessed applicable to
      future periods                                           -          2,078             752                -           2,830
 Other                                                         -            669           6,133                -          10,316
                                                      --------------------------------------------------------------------------

                                                               -         65,260          22,672          (19,061)        330,909
                                                      --------------------------------------------------------------------------

 Deferred Charges and Other Assets
 Investment in debt and equity securities                      -          3,066               -                1           4,294
 Deferred swap losses and receivables                          -              -               -                -          51,023
 Other                                                     6,687         75,638             768           (1,873)        114,437
                                                      --------------------------------------------------------------------------

                                                           6,687         78,704             768           (1,872)        169,754
                                                      --------------------------------------------------------------------------

 Investments in and Advances to Joint
      Ventures and Subsidiaries                          105,520              4         323,497              627         528,117
                                                      --------------------------------------------------------------------------

 Property, Plant and Equipment, at cost                        -      1,299,301          47,037                -       1,356,404
 Less: Accumulated depreciation and depletion                  -        150,015           1,760                -         152,671
                                                      --------------------------------------------------------------------------

                                                               -      1,149,286          45,277                -       1,203,733
                                                      --------------------------------------------------------------------------
                                                      $  112,207     $1,293,254        $392,214         $(20,306)     $2,232,513
                                                      ==========================================================================

                             MCN ENERGY GROUP INC.
                                 GAS SERVICES
                          CONSOLIDATING BALANCE SHEET
                                (IN THOUSANDS)
                            AS OF DECEMBER 31, 1997
                                  (UNAUDITED)





                                                                                                           MCNIC       STORAGE
                                                              COENERGY       COENERGY      COENERGY        POWER        DEVEL.
                                                              CANADIAN       TRADING        SUPPLY         CONSOL.      CONSOL.
                                                              --------------------------------------------------------------------
 LIABILITIES AND CAPITALIZATION

 CURRENT LIABILITIES
 Accounts payable                                             $ 1,413       $ 117,225      $ 19,800        $ 7,766      $ 17,671
 Notes payable                                                      -          80,978             -         12,518             -
 Current portion of long-term debt and capital lease
      obligations                                                   -               -             -              -             -
 Federal income, property and other taxes
      payable                                                    (102)          1,569           (31)            69         1,170
 Other                                                              -             488             1              4             -
                                                              --------------------------------------------------------------------

                                                                1,311         200,260        19,770         20,357        18,841
                                                              --------------------------------------------------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES
 Accumulated deferred income taxes                                  -            (625)           21         12,474         4,528
 Deferred swap gains and payables                                   -          41,717             -              -             -
 Minority interest                                                  -               -             -              -             -
 Other                                                              -           6,256            (1)         1,909         3,097
                                                              --------------------------------------------------------------------

                                                                    -          47,348            20         14,383         7,625
                                                              --------------------------------------------------------------------

 CAPITALIZATION
 Long-term debt, including capital lease obligations                -               -             -          1,800           788
 Common shareholders' equity                                      597           7,345           273         92,940        21,486
                                                              --------------------------------------------------------------------

                                                                  597           7,345           273         94,740        22,274
                                                              --------------------------------------------------------------------

                                                              $ 1,908       $ 254,953      $ 20,063      $ 129,480      $ 48,740
                                                              ====================================================================





                                                                                                MCNIC
                                                                                              PIPELINE &
                                                                    INT'L        MCNIC        PROCESSING                  TOTAL
                                                                   SERVICES     OIL & GAS       GROUP,                     GAS
                                                                                  CONSOL.       CONSOL.       ELIM.      SERVICES
                                                                 -----------------------------------------------------------------

 LIABILITIES AND CAPITALIZATION

 CURRENT LIABILITIES
 Accounts payable                                                $       -      $  69,265     $  33,691    $ (17,242)    $ 249,589
 Notes payable                                                           -        325,836       201,633           (1)      620,964
 Current portion of long-term debt and capital lease
      obligations                                                        -          1,557             -            -         1,557
 Federal income, property and other taxes
      payable                                                            -          7,581          (400)           1         9,857
 Other                                                                   -          2,614         2,154           (1)        5,260
                                                                 -----------------------------------------------------------------

                                                                         -        406,853       237,078      (17,243)      887,227
                                                                 -----------------------------------------------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES
 Accumulated deferred income taxes                                       -        117,632        20,740            -       154,770
 Deferred swap gains and payables                                        -              -             -            -        41,717
 Minority interest                                                       -              -         1,905            -         1,905
 Other                                                                   -          2,500             -          627        14,388
                                                                 -----------------------------------------------------------------

                                                                         -        120,132        22,645          627       212,780
                                                                 -----------------------------------------------------------------

 CAPITALIZATION
 Long-term debt, including capital lease obligations                     -        112,784            85            -       115,457
 Common shareholders' equity                                       112,207        653,485       132,406       (3,690)    1,017,049
                                                                 -----------------------------------------------------------------

                                                                   112,207        766,269       132,491       (3,690)    1,132,506
                                                                 -----------------------------------------------------------------

                                                                 $ 112,207    $ 1,293,254     $ 392,214    $ (20,306)   $2,232,513
                                                                 =================================================================


                             MCN ENERGY GROUP INC.
                                 GAS SERVICES
                        CONSOLIDATING INCOME STATEMENT
                                (IN THOUSANDS)
                     FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)


                                                                                                            MCNIC       STORAGE
                                                              COENERGY         COENERGY       COENERGY      POWER        DEVEL.
                                                              CANADIAN         TRADING        SUPPLY       CONSOL.       CONSOL.
                                                             --------------------------------------------------------------------
 OPERATING REVENUES
 Gas and oil sales                                            $        -     $ 747,212       $  82,295     $  50,218   $        8
 Transportation                                                        -             -               -             -            -
 Other                                                                 -         1,506               -         1,586        5,694
                                                             --------------------------------------------------------------------

                                                                       -       748,718          82,295        51,804        5,702
                                                             --------------------------------------------------------------------

 OPERATING EXPENSES
 Cost of gas                                                           -       721,340          79,028        43,658            8
 Operation and maintenance                                             -        23,122               -         2,784        5,561
 Depreciation, depletion and amortization                              -           915               -           (23)           -
 Property and other taxes                                              -            56             136             9            -
                                                             --------------------------------------------------------------------

                                                                       -       745,433          79,164        46,428        5,569
                                                             --------------------------------------------------------------------

 OPERATING INCOME                                                      -         3,285           3,131         5,376          133
                                                             --------------------------------------------------------------------
 EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES                 -           825               -        12,143        3,725
                                                             --------------------------------------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                      90           990           1,116           278          137
 Interest on long-term debt                                            -            (4)              -             -          (15)
 Other interest expense                                                -        (4,789)              -          (165)        (111)
 Gains related to DIGP                                                 -             -               -             -            -
 Other                                                                (4)           24              (1)          606        2,943
                                                             --------------------------------------------------------------------

                                                                      86        (3,779)          1,115           719        2,954
                                                             --------------------------------------------------------------------

 INCOME BEFORE INCOME TAXES                                           86           331           4,246        18,238        6,812
 INCOME TAX PROVISION (BENEFIT)                                       41           296           1,486         6,341        1,883
                                                             --------------------------------------------------------------------

 NET INCOME                                                  $        45     $      35       $   2,760     $  11,897   $    4,929
                                                             ====================================================================

                                                                                               MCNIC
                                                                                             PIPELINE &
                                                                  INT'L         MCNIC        PROCESSING                   TOTAL
                                                                SERVICES      OIL & GAS         GROUP                      GAS
                                                                 CONSOL.       CONSOL.         CONSOL.        ELIM.      SERVICES
                                                             ---------------------------------------------------------------------
 OPERATING REVENUES
 Gas and oil sales                                           $       -       $ 208,993      $       -    $ (154,865)     $ 933,861
 Transportation                                                      -               -            526             -            526
 Other                                                               -           6,834          6,842        (5,580)        16,882
                                                             ---------------------------------------------------------------------

                                                                     -         215,827          7,368      (160,445)       951,269
                                                             ---------------------------------------------------------------------

 OPERATING EXPENSES
 Cost of gas                                                         -               8              5      (154,865)       689,182
 Operation and maintenance                                           -          78,446          5,399        (5,580)       109,732
 Depreciation, depletion and amortization                            -          73,910          1,153             -         75,955
 Property and other taxes                                            -          12,007            226             -         12,434
                                                             ---------------------------------------------------------------------

                                                                     -         164,371          6,783      (160,445)       887,303
                                                             ---------------------------------------------------------------------

 OPERATING INCOME                                                    -          51,456            585             -         63,966
                                                             ---------------------------------------------------------------------

 EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES             512           6,600         28,551             -         52,356
                                                             ---------------------------------------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                     -             160            108             -          2,879
 Interest on long-term debt                                          -           3,932            494             -          4,407
 Other interest expense                                              -         (17,870)        (8,930)            -        (31,865)
 Gains related to DIGP                                               -               -          2,398             -          2,398
 Other                                                               -             (68)         2,584             -          6,084
                                                             ---------------------------------------------------------------------

                                                                     -         (13,846)        (3,346)            -        (16,097)
                                                             ---------------------------------------------------------------------

 INCOME BEFORE INCOME TAXES                                        512          44,210         25,790             -        100,225
 INCOME TAX PROVISION (BENEFIT)                                      -          (1,675)         8,721             -         17,093
                                                             ---------------------------------------------------------------------

 NET INCOME                                                  $     512       $  45,885      $  17,069     $       -      $  83,132
                                                             =====================================================================

                                    EXHIBIT B

                              MCN Energy Group Inc.
                             Financial Data Schedule


         This schedule contains MCN Energy Group Inc.'s summary financial information extracted from the consolidated balance sheet as of December 31, 1997, and the related statement of consolidated income for the year ended December 31, 1997, and is qualified in its entirety by reference to such financial statements.


                                                                   1997
                                                            MCN Energy Group Inc.
                  Item No.       Caption Heading            Consolidated (000s)
                       1          Total Assets                  $ 4,329,461
                       2          Total Operating Revenues        2,207,867
                       3          Net Income                        142,306